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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                               McKESSON HBOC, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    58155Q103
                                 (CUSIP Number)

                             -----------------------

                              Attn: Richard Sherman
                            The David Geffen Company
                             10 Universal City Plaza
                                   27th Floor
                            Universal City, CA 91608
                             Tel. No: (818) 733-6300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                February 11, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                  SCHEDULE 13D

CUSIP No. 58155Q103                                                  Page 2 of 7
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Geffen

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      14,087,700
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        --
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          14,087,700

                                10        SHARED DISPOSITIVE POWER

                                          --

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,087,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%

14        TYPE OF REPORTING PERSON

          IN

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Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of McKesson HBOC, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Post Street, San Francisco, California 94104.

Item 2.  Identity and Background.

         The name and address of the person filing this Schedule are as follows:
David Geffen, a United States citizen, whose business address is c/o The David Geffen Company, 10 Universal City Plaza, 27th Floor, Universal City, CA 91608. Mr. Geffen is Co-President of DreamWorks L.L.C., a private limited liability company engaged in the media and entertainment business whose address is 100 Universal Plaza, Universal City, CA 91608.

         During the last five years Mr. Geffen has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Geffen utilized his personal funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D. No part of such purchase price was borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading or voting such securities.

Item 4.  Purpose of Transaction

         Mr. Geffen acquired the Common Stock for general investment purposes. Mr. Geffen intends to review his equity interest in the issuer on a continuing basis. Depending on his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Mr. Geffen reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by him. Mr. Geffen currently has no intention, plan or proposal, though he reserves the right to subsequently devise or implement such plan or proposal, with respect to:

1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

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2.       An extraordinary corporate transaction, such as a merger,
         reorganization or liquidation, involving the issuer or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board.

5. Any material change in the present capitalization or dividend policy of the issuer;

6. Any other material change in the issuer's business or corporate structure;

7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

10.      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the best of Mr. Geffen's knowledge based on the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the aggregate number of shares of Common Stock of the Company outstanding as of September 30, 1999 is 281,592,000 shares.

         As of the date hereof, Mr. Geffen beneficially owns directly, with sole dispositive and voting power, 14,087,700 shares of Common Stock, which represents 5.0% of the issued and outstanding shares of Common Stock.

         The shares of Common Stock purchased by Mr. Geffen during the the past 60 days are as follows:

                                                           Purchase Price
         Date                    Number of Shares          Per Share ($ )
         ----                    ----------------          --------------
         12-13-99                    100,000                   20.5000
         12-14-99                    155,000                   20.3750

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         12-15-99                    300,000                   20.6250
         12-16-99                    100,000                   20.3750
         12-16-99                     96,200                   20.2500
         12-16-99                    103,800                   20.1875
         12-16-99                     80,000                   20.1250
         12-17-99                    100,000                   20.3750
         12-17-99                     25,200                   20.7500
         12-17-99                     10,400                   20.7500
         12-20-99                    100,000                   20.5000
         12-20-99                    110,600                   20.3750
         12-20-99                     19,000                   20.3125
         12-20-99                     10,400                   20.2500
         12-20-99                      1,800                   20.3750
         12-21-99                     84,700                   20.5000
         12-21-99                    105,100                   20.3750
         12-21-99                     63,000                   20.6250
         12-21-99                    147,200                   20.7500
         12-22-99                     30,000                   20.5000
         12-22-99                     13,500                   20.4375
         12-22-99                     64,200                   20.6250
         01-05-00                    160,000                   21.7500
         01-05-00                     80,000                   21.6250
         01-25-00                  1,000,000                   22.5000
         01-25-00                    100,000                   22.6250
         01-25-00                    269,000                   22.5000
         01-25-00                    231,000                   22.3834
         01-25-00                    339,100                   22.2500
         01-25-00                        800                   22.0625
         01-27-00                  1,000,000                   20.9375
         02-01-00                     75,000                   20.6875
         02-02-00                     45,000                   20.8750
         02-02-00                      4,500                   20.8125
         02-02-00                     76,500                   20.6250
         02-02-00                     27,500                   20.6875
         02-02-00                     18,500                   20.5000
         02-02-00                     10,000                   20.5625
         02-02-00                    182,000                   20.3750
         02-02-00                     73,000                   20.3125
         02-03-00                    100,000                   20.3750
         02-07-00                    100,000                   20.3750
         02-07-00                     15,400                   20.3125
         02-09-00                     50,000                   20.3750
         02-09-00                     25,700                   20.3125
         02-09-00                     24,300                   20.3125
         02-10-00                    172,600                   20.0000
         02-10-00                    164,200                   18.9375
         02-10-00                    270,000                   19.0000
         02-11-00                    100,000                   19.0000
         02-11-00                    100,000                   18.8750
         02-11-00                    200,000                   19.0625

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         02-11-00                    923,500                   19,0000
         02-11-00                    330,000                   18.8750

         All of such shares were open market purchases.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in item 2 and any person with respect to any security of the Company.

Item 7.  Material to be Filed as Exhibits

         N/A

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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2000

                                                 /s/ David Geffen
                                                 ----------------
                                                 David Geffen

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